Moody Aldrich & Sullivan  LLC
30 Rowes Wharf, Suite 410
Boston, MA 02110
(617) 261-6009
IRS# 04-3011533
13G Amendment Filing Period Ending 12/31/98


Name of Issuer:				Elcor Corp.
CIK #						0000032017
IRS#						75-1217920
Title of Class of Securities:		Common Stock
Cusip Number:				284443108

Sole Voting power:			0

Aggregate amount beneficially		0
Owned by each reporting person:

Percent of class represented by
Amount:					0

Type of reporting:			Investment Adviser